UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2019 (Report No. 2)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

Perion Network Ltd. (the “Company”) hereby announces that the shareholders of the Company approved the proposal brought before the extraordinary general meeting of shareholders held on April 11, 2019 (the “Meeting”), by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, as described in the proxy statement dated March 5, 2019, sent in connection with the Meeting.

13,169,882 ordinary shares, representing approximately 50.86% of the issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

This Report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-208785 and 333-195794) and Form S-8 (File Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010, 333-133968 and 333-216494).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By:	/s/ Maoz Sigron
Name: Maoz Sigron
Title: Chief Financial Officer

Date: April 11, 2019